Exhibit 23.2
[Letterhead of KPMG LLP]
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Jack in the Box Inc.:
We consent to the use of our reports dated December 7, 2005, with respect to the consolidated balance sheets of Jack in the Box Inc. as of October 2, 2005 and October 3, 2004, and the related consolidated statements of earnings, cash flows, and stockholders’ equity for the fifty-two weeks ended October 2, 2005, fifty-three weeks ended October 3, 2004, and fifty-two weeks ended September 28, 2003, management’s assessment of the effectiveness of internal control over financial reporting as of October 2, 2005, and the effectiveness of internal control over financial reporting as of October 2, 2005, incorporated herein by reference.
/s/ KPMG LLP
San Diego, California
May 16, 2006